FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2003

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                            Form 20-F X   Form 40-F
                                     ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes    No X
                                    ---     ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

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Material Contained in this Report:

I. Information made public by way of press release with respect to the registrant's results of operations prepared in accordance with Japanese generally accepted accounting principles for the fiscal year ended March 31, 2003.

     o    Press release

     o    Highlights of Consolidated Financial Results for FY2003

     o    Highlights of Unconsolidated Financial Results for FY2003

II. English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations prepared in accordance with Japanese generally accepted accounting principles for the fiscal year ended March 31, 2003:

     o    FY2003 Consolidated Financial Results

     o    FY2003 Unconsolidated Financial Results

     o Press release concerning the resolution of the Board of Directors to propose the authorization to issue share acquisition rights at the FY2003 Ordinary General Shareholders' Meeting.

     o Press release concerning the resolution of the Board of Directors to propose the authorization to repurchase up to 150,000,000 shares at the FY2003 Ordinary General Shareholders' Meeting.

     o    Financial Summary

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Toyota Motor Corporation


                                         By:    /s/ Takahiko Ijichi
                                            ------------------------------------
Date:  May 8, 2003                          Name:   Takahiko Ijichi
                                            Title:  General Manager,
                                                    Accounting Division